

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Prabir Adarkar
Chief Financial Officer
DoorDash, Inc.
303 2nd Street, South Tower, 8th Floor
San Francisco, California 94107

      Re: DoorDash, Inc.
          Form 10-K for the Year Ended December 31, 2021
          Filed March 1, 2022
          File No. 001-39759

Dear Mr. Adarkar:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services